UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-133895

Affinion Group, Inc.

(Exact name of registrant as specified in its charter)

(See Table of Additional Registrants)

6 High Ridge Park

Stamford, CT 06905

(203) 956-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.875% Senior Notes due 2018

Guarantees of 7.875% Senior Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On January 1, 2012, Affinion Group, Inc.’s (“Affinion Group”) obligation to file periodic reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was automatically suspended when Affinion Group’s 7.875% Senior Notes due 2018 (the “AGI Senior Notes”) were held by fewer than 300 persons. Notwithstanding this automatic suspension of Affinion Group’s reporting obligations pursuant to Section 15(d) of the Exchange Act, Affinion Group continued to file periodic reports with the Securities and Exchange Commission (the “SEC”) as a “voluntary filer” in compliance with the Indenture, dated as of November 19, 2010, by and among Affinion Group, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “AGI Trustee”) (as amended, supplemented or otherwise modified from time to time, the “AGI Indenture”), which governed the AGI Senior Notes.

On April 18, 2017, in connection with a private exchange offer and consent solicitation for the AGI Senior Notes (collectively, the “AGI Exchange Offer”), Affinion Group entered into Supplemental Indenture No. 8 to the AGI Indenture, among Affinion Group, the subsidiary guarantors party thereto and the AGI Trustee (the “AGI Supplemental Indenture”). The AGI Supplemental Indenture, among other things, amended the AGI Indenture to eliminate substantially all of the restrictive covenants and certain of the default provisions contained in the AGI Indenture, including the covenant requiring Affinion Group to file periodic reports with the SEC. On May 10, 2017, the AGI Supplemental Indenture became effective upon consummation of the AGI Exchange Offer.

In addition, on May 10, 2017, Affinion Group satisfied and discharged Affinion Group’s obligations under the AGI Indenture, and on May 15, 2017, Affinion Group redeemed all of the AGI Senior Notes issued under the AGI Indenture which were outstanding following consummation of the AGI Exchange Offer. Accordingly, as of the date hereof, there are no holders of the AGI Senior Notes.

This Form 15 is being filed to (1) notify the SEC of the automatic suspension of Affinion Group’s reporting obligations pursuant to Section 15(d) of the Exchange Act on January 1, 2012, (2) notify the SEC of the termination of Affinion Group’s reporting obligations under the AGI Indenture on May 10, 2017 and (3) advise the SEC that the AGI Senior Notes are no longer outstanding as of the date hereof since they were fully redeemed on May 15, 2017.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of additional registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Affinion Benefits Group, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Affinion Data Services, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Affinion Group, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Affinion Publishing, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Cardwell Agency, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

CCAA, Corporation	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Connexions Loyalty Acquisition, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Connexions Loyalty Global Travel Fulfillment LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Connexions Loyalty Travel Solutions LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Connexions Loyalty, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

CUC Asia Holdings	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Global Protection Solutions, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Lift Media, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Long Term Preferred Care, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Loyalty Travel Agency LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Travelers Advantage Services, LLC	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Trilegiant Auto Services, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Trilegiant Corporation	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Trilegiant Insurance Services, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Trilegiant Retail Services, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Watchguard Registration Services, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Webloyalty Holdings, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Webloyalty.com, Inc.	6 High Ridge Park Stamford, CT 06905 (203) 956-1000

Pursuant to the requirements of the Securities Exchange Act of 1934, Affinion Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 17, 2017	Affinion Group, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Affinion Benefits Group, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Affinion Data Services, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Affinion Group, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Affinion Publishing, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Cardwell Agency, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	CCAA, Corporation

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Connexions Loyalty Acquisition, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Vice President and Treasurer

Date:	May 17, 2017	Connexions Loyalty Global Travel Fulfillment LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Connexions Loyalty Travel Solutions LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Connexions Loyalty, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	CUC Asia Holdings, by its partners

Trilegiant Corporation

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

and

Trilegiant Retail Services, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Global Protection Solutions, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Lift Media, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Long Term Preferred Care, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Loyalty Travel Agency LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Travelers Advantage Services, LLC

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Trilegiant Auto Services, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Trilegiant Corporation

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Trilegiant Insurance Services, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Trilegiant Retail Services, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Watchguard Registration Services, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Webloyalty Holdings, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer

Date:	May 17, 2017	Webloyalty.com, Inc.

		By:	/s/ Gregory S. Miller
			Name:	Gregory S. Miller
			Title:	Executive Vice President and Chief Financial Officer